Exhibit 3.1

SECOND AMENDMENT

TO AMENDED AND RESTATED

BYLAWS OF PROSPECT MEDICAL HOLDINGS, INC.

The corporation’s amended and restated Bylaws shall be amended to replace Section 3.2 in its entirety as follows:

3.2           Number of Directors.

The Board of Directors shall consist of an odd number of directors of not less than five directors nor more than nine directors, with the exact number of directors to be determined from time to time by the Board of Directors.  This number may be reduced or increased from time to time by a duly adopted amendment to this Section 3.2 of these Bylaws adopted by the vote of the holders of a majority of the shares of stock issued and outstanding and entitled to vote, as specified in Section 9.1 hereof, or by resolution of a majority of the Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.